Exhibit 99.3

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2013

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(With Reports of Independent Registered Public Accounting Firms Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG

Taipei, Taiwan (the Republic of China)

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated balance sheet of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

GHP Horwath, P.C.

Denver, Colorado

April 30, 2013

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(in thousands of US dollars)

	December 31
	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 10)	$62,731	$58,801
Marketable securities - current (Note 11)	17,773	21,460
Accounts receivable - net (Note 12)	2,829	2,027
Prepaid expenses	801	750
Other current assets (Notes 13 and 25)	1,001	293

Total Current Assets	85,135	83,331

Marketable securities - noncurrent (Note 14)	4,292	6,048

Equity method investments (Note 15)	5,223	5,822

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,243	1,211
Information and communication equipment	3,986	4,082
Office furniture and fixtures	295	184
Leasehold improvements	455	122
Other	28	—

	6,007	5,599
Less: Accumulated depreciation and amortization	(4,058)	(3,922)

	1,949	1,677

GOODWILL (Note 6)	16,934	—

INTANGIBLE ASSETS - NET (Note 7)	15,675	1,461

OTHER ASSETS
Refundable deposits	392	306
Prepaid licensing and royalty fees (Note 8)	8,644	4,666
Other (Note 5)	2,150	10

Total Other Assets	11,186	4,982

TOTAL ASSETS	$140,394	$103,321

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2012 AND 2013

(in thousands of US dollars, except share data)

	December 31
	2012	2013
LIABILITIES & EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 16)	$7,748	$4,361
Accounts payable	324	1,178
Accrued compensation	1,233	380
Accrued expenses (Note 17)	5,182	2,617
Deferred revenue	3,174	2,441
Other current liabilities (Note 18)	3,986	3,862

Total Current Liabilities	21,647	14,839

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	281	170
Other (Notes 20 and 25)	573	11

Total Other Liabilities	854	181

Total Liabilities	22,501	15,020

EQUITY (Note 22)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,720 thousand shares in 2012 and 50,723 thousand shares in 2013	304,851	305,072
Accumulated deficit	(178,241)	(213,021)
Accumulated other comprehensive loss	(8,379)	(3,603)

Total GigaMedia shareholders’ equity	118,231	88,448

Noncontrolling interest	(338)	(147)

Total Equity	117,893	88,301

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—
TOTAL LIABILITIES AND EQUITY	$140,394	$103,321

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars, except for earnings per share amounts)

	2011	2012	2013
OPERATING REVENUES
Asian online game and service revenues	$34,367	$27,470	$14,106
Other revenues	—	—	926

	34,367	27,470	15,032

COSTS OF REVENUES
Cost of Asian online game and service revenues	(14,413)	(11,388)	(6,425)
Cost of other revenues	—	—	(1,159)

	(14,413)	(11,388)	(7,584)

GROSS PROFIT	19,954	16,082	7,448

OPERATING EXPENSES
Product development and engineering expenses	(1,956)	(1,471)	(1,698)
Selling and marketing expenses	(10,079)	(8,377)	(4,815)
General and administrative expenses	(18,101)	(13,384)	(6,324)
Bad debt expense (Note 12)	(1,820)	(169)	(37)
Impairment loss on goodwill (Notes 6 and 9)	(5,097)	(12,489)	(17,054)
Impairment loss on intangible assets (Note 9)	(2,583)	(15)	(13,251)
Impairment loss on prepaid licensing and royalty fees (Notes 8 and 9)	(247)	(702)	(2,752)
Other	—	(49)	(4)

	(39,883)	(36,656)	(45,935)

LOSS FROM OPERATIONS	(19,929)	(20,574)	(38,487)

NON-OPERATING INCOME (EXPENSES)
Interest income	762	283	238
Gain on sales of marketable securities (Notes 11 and 14)	6,299	5,665	1,739
Interest expense	(426)	(247)	(49)
Foreign exchange gain (loss), net	(365)	434	45
Gain (loss) on equity method investments - net (Note 15)	(47,869)	234	526
Gain on sale of T2CN (Note 5)	4,739	—	—
Impairment loss on marketable securities and investments (Note 9)	(13,327)	(1,193)	—
Gain on sale of equity method investments (Note 5)	—	2,480	1,220
Recovery of loss on termination of third-party contract (Note 4)	2,012	—	—
Other	469	(7)	86

	(47,706)	7,649	3,805

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(67,635)	(12,925)	(34,682)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	245	(671)	(61)

LOSS FROM CONTINUING OPERATIONS	(67,390)	(13,596)	(34,743)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 5)	(4,188)	(2,521)	(318)

NET LOSS	(71,578)	(16,117)	(35,061)
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	366	827	281

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	($71,212)	($15,290)	($34,780)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA
Loss from continuing operations - net of tax	($67,024)	($12,769)	($34,462)
Loss from discontinued operations - net of tax	(4,188)	(2,521)	(318)

	($71,212)	($15,290)	($34,780)

LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Loss from continuing operations	($1.23)	($0.25)	($0.68)
Loss from discontinued operations	(0.08)	(0.05)	(0.01)

Net loss	($1.31)	($0.30)	($0.69)

Diluted:
Loss from continuing operations	($1.23)	($0.25)	($0.68)
Loss from discontinued operations	(0.08)	(0.05)	(0.01)

Net loss	($1.31)	($0.30)	($0.69)

WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	54,268	50,720	50,720

Diluted	54,268	50,720	50,720

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013
NET LOSS	($71,578)	($16,117)	($35,061)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain (loss) on marketable securities	16,167	(24,004)	4,698
Defined benefit pension plan adjustment	69	(323)	15
Foreign currency translation adjustments	(1,813)	1,814	57
Deconsolidation of subsidiaries	—	2,799	—

	14,423	(19,714)	4,770

COMPREHENSIVE LOSS	(57,155)	(35,831)	(30,291)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	366	(2,189)	287

COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	($56,789)	($38,020)	($30,004)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 22)	income (loss)	interest	Total
Balance as of January 1, 2011	56,263	$309,332	($91,739)	($72)	($2,420)	$215,101
Issuance of common shares from exercise of stock options and RSUs	79	—	—	—	—	—
Stock-based compensation	—	1,165	—	—	—	1,165
Acquisition of OneNet	—	—	—	—	111	111
Share repurchase and retirement of common shares (Note 22)	(5,622)	(5,825)	—	—	—	(5,825)
Cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	(321)	(321)
Net loss	—	—	(71,212)	—	(366)	(71,578)
Other comprehensive income	—	—	—	14,423	—	14,423

Balance as of December 31, 2011	50,720	304,672	(162,951)	14,351	(2,996)	153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Other comprehensive income (loss)	—	—	—	(22,730)	3,016	(19,714)

Balance as of December 31, 2012	50,720	304,851	(178,241)	(8,379)	(338)	117,893
Issuance of common shares from exercise of stock options and RSUs	3	2	—	—	—	2
Stock-based compensation	—	219	—	—	—	219
Acquisition of FingerRockz	—	—	—	—	478	478
Net loss	—	—	(34,780)	—	(281)	(35,061)
Other comprehensive income (loss)	—	—	—	4,776	(6)	4,770

Balance as of December 31, 2013	50,723	$305,072	($213,021)	($3,603)	($147)	$88,301

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,578)	($16,117)	($35,061)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,080	1,224	408
Amortization	2,314	2,204	1,907
Stock-based compensation	1,165	179	219
Gain on sale of equity method investments	—	(2,480)	(1,220)
Impairment loss on goodwill	5,097	12,489	17,054
Impairment loss on intangible assets	2,583	15	13,251
Impairment loss on prepaid licensing and royalty fees	247	702	2,752
Provision for bad debt expenses	1,820	169	37
Loss on disposal of property, plant and equipment	49	208	4
Gain on sales of marketable securities	(6,299)	(5,665)	(1,739)
Gain on sale of T2CN	(4,739)	—	—
Loss (gain) on equity method investments	47,869	(234)	(526)
Impairment loss on marketable securities and investments	13,327	1,193	—
Gain on cancellation of warrant liabilities	(665)	—	—
Other	200	377	(141)
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	(153)	1,537	767
Prepaid expenses	871	755	52
Other current assets	865	(174)	708
Accounts payable	(336)	(515)	854
Accrued expenses	(452)	(59)	(2,223)
Accrued compensation	(2,139)	(831)	(853)
Other current liabilities	(1,334)	(467)	(1,017)
Accrued pension liabilities	128	110	(111)
Prepaid licensing and royalty fees	(3,007)	(2,397)	1,026
Other	(361)	454	(453)

Net cash used in operating activities	(12,448)	(7,323)	(4,305)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash	2,000	3,694	—
Cash dividends received from equity method investees	1,907	—	—
Proceeds from disposal of marketable securities	9,899	8,610	3,419
Divestiture of business, net of cash transferred	4,739	(1,308)	—
Purchase of property, plant and equipment	(768)	(429)	(225)
Proceeds from disposal of property, plant and equipment	117	76	35
Proceeds from disposal of businesses, net of transaction costs	—	1,735	3,258
Purchase of marketable securities	—	—	(2,460)
Purchase of intangible assets	(1,274)	(1,679)	(1,227)
Acquisitions, net of cash acquired	11	—	73
Advances to equity investees	(5,243)	—	—
Decrease (increase) in refundable deposits	185	428	86
Other	(22)	(10)	(5)

Net cash provided by investing activities	11,551	11,117	2,954

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in thousands of US dollars)

	2011	2012	2013
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment of short-term borrowings	(400)	(4,348)	(3,146)
Repurchase and retirement of common shares	(5,825)	—	—
Cash received from the exercise of stock options	—	—	2

Net cash used in financing activities	(6,225)	(4,348)	(3,144)

Exchange difference	130	(712)	565

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,992)	(1,266)	(3,930)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	70,989	63,997	62,731

CASH AND CASH EQUIVALENTS AT END OF YEAR	$63,997	$62,731	$58,801

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$436	$248	$53

Income tax paid (refunded) during the year	$783	$121	($285)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2011, 2012 AND 2013

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of online games and cloud computing services, with headquarters in Taipei, Taiwan.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. We launched the business in April 2013.

In July 2012 we sold a non-controlling interest we held in an online gaming software and service business to BetClic Everest Group (“BEG”). (See Note 5, “Divestitures”, for additional information.) Prior to the disposal, through our equity investment, the gaming software and service business offered software solutions for online gaming, which was licensed under a software license and support service contract.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Following the completion of the sale of 60 percent interest in our gaming software and service business in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining interest under the equity method of accounting until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See Note 5, “Divestitures”, for additional information.)

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all significant inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities are included in the consolidated financial statements. (See Note 3, “Variable-Interest Entities”, for additional information.) The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies.

Revenue Recognition

General

Revenues are recognized when persuasive evidence of an arrangement exists, delivery occurs and the customer takes ownership and assumes risks or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

Multiple-Element Arrangements

Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Asian Online Game and Service Revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

Sales of virtual online game points and licensing fee revenues are reported on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the period of the contract when the collectability is reasonably assured.

Cloud Product and Service Revenues

Cloud service revenues are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized for the period of time for which we provide services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related online game in the specific country or region over the contract period.

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 9, “Fair Value Measurements”, for additional information.)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents. Pledged time deposits are excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

Marketable Securities

All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 9, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

For equity investment accounted for as available-for-sale, cash dividends are recognized as investment income upon a resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the weighted-average method. Cash dividends are accounted for as a reduction to the original cost of investment.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our Consolidated Financial Statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized. Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 9, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	1 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013, and which expire no later than September 2016. As of December 31, 2012 and 2013, the carrying amount of the land and buildings under lease was approximately $1.2 million and $1.2 million, respectively. The rental income under the operating lease amounted to $72 thousand, $74 thousand and $74 thousand for 2011, 2012 and 2013, respectively. The minimum rental income to be received under this operating lease is $209 thousand through September 2016.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from half a year to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is reviewed for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

Intangible assets with indefinite useful lives are tested for impairment at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future discounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations. In connection with our impairment test for the intangible assets with indefinite useful lives, we first assess qualitative factors as a basis for determining whether it is necessary to perform the quantitative impairment test.

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(See Note 9, “Fair Value Measurements”, for additional information.)

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from half a year to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically three years.

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Direct-response advertising costs incurred in relation to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the Consolidated Statements of Operations over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Advertising expenses incurred in 2011, 2012 and 2013 totaled $3.5 million, $3.2 million and $676 thousand, respectively. As of December 31, 2012 and 2013, prepaid advertising amounted to $1 thousand and $1 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of operations based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the investment tax credit associated with the purchase of intangible assets and technology, research and development expenditures, employee compensation and certain equity investments using the flow-through method. Deferred tax assets and liabilities are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50 percent likely of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2011, 2012 and 2013, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

Reclassifications

Certain amounts in 2011 and 2012 have been reclassified to conform to the presentation in our consolidated financial statements as of and for the year ended December 31, 2013.

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating income (loss) in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented separately in the accompanying consolidated statements of operations and prior period financial statements are revised to present discontinued operations retrospectively.

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued Accounting Standards Update (“ASU”) 2013-04, Liabilities (Topic 405); Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, in February 2013. This update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The update is effective for our fiscal years beginning January 1, 2014, and is to be applied retrospectively to all prior years presented for those obligations resulting from joint and several liability arrangements within the Update’s scope that exist at the beginning of the fiscal year of adoption. We do not expect the initial adoption of the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2011	2012	2013
Weighted average number of outstanding shares
Basic	54,268	50,720	50,720
Effect of dilutive securities
Employee share-based compensation	—	—	—

Diluted	54,268	50,720	50,720

Options to purchase 1,432 thousand, 1,444 thousand and 1,149 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2011, 2012 and 2013, respectively, as the effect would be anti-dilutive.

NOTE 3. VARIABLE-INTEREST ENTITIES

Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, through June 2012 we had operated our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We had no ownership interest in Shanghai JIDI and relied on a series of contractual arrangements that were intended to give us effective control over Shanghai JIDI. Those contractual arrangements were duly executed and the share pledge agreements were registered with local government authority in compliance with PRC legal requirements. Therefore, we effectively controlled Shanghai JIDI, and were the primary beneficiary of Shanghai JIDI. Shanghai JIDI held an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI had been included in our consolidated financial statements since January 2011. In June 2012, our board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations had been accounted for as discontinued operations. (See Note 5, “Divestitures”, for additional information.) In May 2013, we were notified by the competent authority that Shanghai JIDI had completed the dissolution procedures and was duly deregistered.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

For the years ended December 31, 2011 and 2012, and the period from January to May 2013, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2011	2012	2013
Total revenues	$29	$100	$—

Net loss	$(2,110)	$(888)	$—

NOTE 4. ACQUISITIONS

Monsoon

Through Infocomm Asia Holdings Pte Ltd. (“IAHGames”), our then subsidiary in Southeast Asia, we made an equity investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owned 100 percent of the common stock of Monsoon, we could not consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and had consolidated Monsoon thereon.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impacts in our consolidated statements of operations:

(in US$ thousands)	2011
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

FingerRockz

On October 18, 2013, we subscribed in cash to 405 thousand new common shares of FingerRockz Co., Ltd. (“FingerRockz”), which represents a controlling financial interest of 51.6 percent of the ownership; thereupon we began consolidating FingerRockz. FingerRockz is a mobile game developer and publisher in Taiwan, and we acquired it purposely to enhance our research and development capabilities for mobile games. This primary factor among others, contributed to a purchase price in excess of the fair value of the net identifiable assets acquired and liabilities assumed, and intangible assets. In the acquisition, the most appealing asset to our Company was FingerRockz’s creative team. Because the assembled workforce was not an identifiable asset to be recognized separately from goodwill, the value attributed to it was subsumed into goodwill. The goodwill related to this acquisition is not expected to be deductible for tax purpose.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table summarizes the consideration paid for the acquisition and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

(In US$ thousands)	Amount
Consideration and noncontrolling interest:
The consideration transferred	$510
The fair value of noncontrolling interest in FingerRockz	478

$988

Identifiable assets acquired and liabilities assumed:
Cash, receivables and other current assets	$585
Customer contracts	67
Payables and other current liabilities	(160)

Net	492
Goodwill	496

$988

The following unaudited pro forma results of operations for the years ended December 31, 2012 and 2013 are presented as if the acquisition had been consummated on January 20, 2012, the inception of FingerRockz:

	For the years ended
	December 31 (unaudited)
(in US$ thousands, except for loss per share)	2012	2013
Net revenues	$27,477	$15,040

Net loss attributable to GigaMedia shareholders	$(15,334)	$(34,845)

Basic and diluted loss per share	$(0.30)	$(0.69)

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of our Company or FingerRockz. Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of FingerRockz been combined during the periods presented, nor it necessarily indicative of future consolidated results of operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 5. DIVESTITURES

T2CN

On December 14, 2011, we completed the sale of our equity method investee T2CN. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of $4.7 million, resulting in a gain of $4.7 million being recognized in 2011. Hornfull Limited also reimbursed us $790 thousand in cash for legal fees incurred by us in connection with the T2CN dispute.

IAHGames

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames, together with the sale of a 100 percent ownership in Spring Asia Limited (“Spring Asia”), which has a 30 percent interest in Game First International Corporation (“GFI”), to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. We retained a 20 percent ownership in IAHGames. Upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method.

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value.

In consideration for the sale of IAHGames and Spring Asia, we were to receive $3 million in cash. The consideration was to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments were collateralized by the shares of Spring Asia and were only released from the escrow in proportion to the payment made upon each installment. The first installment of $750 thousand was received upon the closing on August 15, 2012. However, the buyer had defaulted on the remaining three installments. Considering the uncertainty as to the collectability of the remaining three installments, we had deferred the disposal gain of $211 thousand against the consideration installments receivable of $2,250 thousand as of December 31, 2012. The deferred gain was determined as follows:

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542
Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAH	$211

On April 17, 2013, we entered into a settlement agreement with IAHGames, IAHGames’ management, and MCIL. Pursuant to the settlement agreement, either IAHGames or IAHGames’ management was to pay us $2,258 thousand, which included interest, to fulfill IAHGames’ obligation under the aforementioned sale of ownership in Spring Asia. In addition, MCIL was to purchase all of our remaining shares in IAHGames for a consideration of $1,000 thousand. The payments were received in May 2013. Upon the receipt of these payments, the above deferred gain and disposal gain for the remaining shares were recognized in the non-operating income accordingly.

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2012 and 2013, and we recorded a loss of approximately $588 thousand in connection with the disposal of property, plant and equipment, which was included within discontinued operations in 2012. The process of liquidation and dissolution was completed by the end of 2013. Summarized financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012	2013
Revenue	$29	$100	$—

Loss from discontinued operations before tax	$(4,240)	$(2,521)	$(318)
Income tax expense	—	—	—

Loss from discontinued operations	$(4,240)	$(2,521)	$(318)

Non-controlling Interest in Gaming software and service business

We held a non-controlling equity interest in a gaming software and service business to July 2012, when we entered into another agreement with BEG to sell our non-controlling ownership interest, along with the shareholders loan (discussed in more detail in Note 26, “Related-Party Transactions”), for a consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of $2.5 million, net of transaction costs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 6. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2011	2012	2013
Balance at beginning of year	$39,493	$28,437	$16,934
Acquisition—OneNet and FingerRockz (Note 4)	1,049	—	496
Impairment charge—IAHGames, OneNet, FunTown and FingerRockz (Note 9)	(5,097)	(12,489)	(17,054)
Reversal of contingent payment of minimum guarantee under licensing agreement	(5,885)	—	—
Translation adjustment	(1,123)	986	(376)

Balance at end of year	$28,437	$16,934	$—

By the acquisition of FingerRockz in 2013, we obtained its mobile platform development experience which now constitutes an important complement to FunTown’s R&D capacity in mobile games. We reassigned its role and developed our estimates of future cash flows from mobile games accordingly. Therefore, for the purpose of testing goodwill for impairment, we determined FingerRockz to be an integral part of FunTown with respect to determining reporting unit, and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 7. INTANGIBLE ASSETS – NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2012
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,603	$2,603	$—
Capitalized software development cost	3,480	1,414	2,066
Customer relationships	6,274	4,880	1,394
Other	137	133	4

	12,494	9,030	3,464
With indefinite-life intangible assets
Trade name and trademark	12,211	—	12,211

	$24,705	$9,030	$15,675

	December 31, 2013
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,536	$2,536	$—
Capitalized software development cost	3,130	2,471	659
Customer relationships	6,112	5,433	679
Other	141	18	123

	11,919	10,458	1,461
With indefinite-life intangible assets
Trade name and trademark	—	—	—

	$11,919	$10,458	$1,461

Intangible assets with finite lives are amortized over their estimated useful lives ranging from 0.5 to 9 years, with the overall weighted-average life of 5.6 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

For the years ended December 31, 2011, 2012 and 2013, total amortization expense of intangible assets were $2.3 million, $2.2 million and $1.9 million, respectively, which includes amortization of capitalized software development costs of $962 thousand, $1.1 million and $1.2 million. As of December 31, 2013, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2014	$1,104
2015	202
2016	147
2017	8

$1,461

NOTE 8. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$4,214	$7,103	$8,644
Net operating additions	3,379	2,395	(908)
Acquisition—OneNet	129	—	—
Deconsolidation—IAHGames	—	(152)	—
Impairment charges (Note 9)	(247)	(702)	(3,070)
Impairment charges (Note 9) recorded in loss from discontinued operations	(372)	—	—

Balance at end of year	$7,103	$8,644	$4,666

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2012 and 2013.

(in US$ thousands)	2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$62,731	$62,731	$58,801	$58,801
Marketable securities—current	17,773	17,773	21,460	21,460
Accounts receivable	2,829	2,829	2,027	2,027
Marketable securities—noncurrent	4,292	4,292	6,048	6,048
Refundable deposits	392	392	306	306
Other receivable—noncurrent	2,039	2,039	—	—
Financial liabilities
Accounts payable	324	324	1,178	1,178
Accrued compensation	1,233	1,233	380	380
Accrued expenses	5,182	5,182	2,617	2,617
Short-term borrowings	7,748	7,748	4,361	4,361

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions, except for Other receivable—noncurrent, which is included in Other assets—other.

The fair values of the financial instruments shown in the above table as of December 31, 2012 and 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, accounts receivable, accounts payable, accrued compensation and expenses, and short-term borrowings: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Marketable securities: Open-end fund, debt and equity securities classified as available for sale are measured using quoted market prices at the reporting date multiplied by the quantity held. Equity securities under resale restriction are measured with estimated restriction discount. Redeemable preferred shares are measured using valuation techniques.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

•	Other receivable—noncurrent: Considering the uncertainty of collectability being mitigated by the short maturity and the equity securities pledged as collateral, we determined that its carrying amount approximated the fair value.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value our Company’s level 3 financial instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial instrument. These inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of our level 3 financial instruments.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2012
Debt securities - Preferred shares with redemption rights	Recoverability considering: • Undiscounted cash flow forecast • Long-term growth rate • Discount rate • Volatility • Redemption date	• KRW -8.2 billion ~ 22.1 billion, (equivalent to -$7.7 million ~$20.8 million) • 3% • 17.8% • 44.7% • 1 year later

Equity securities - Listed securities under resale restriction	• Restriction discount	• 34.81%

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2013
Debt securities - Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.5 times ~ 5.9 times • 25%

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2012
Assets
Cash equivalents—time deposits	$—	$1,514	$—	$1,514
Marketable securities—current
Equity securities	17,773	—	—	17,773
Marketable securities—noncurrent
Debt securities	—	—	2,727	2,727
Equity securities	—	—	1,565	1,565

	$17,773	$1,514	$4,292	$23,579

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2013
Assets
Cash equivalents—time deposits	$—	$14,638	$—	$14,638
Marketable securities—current
Open-end fund	336	—	—	336
Equity securities	21,124	—	—	21,124
Marketable securities—noncurrent
Debt securities	—	2,109	3,939	6,048

	$21,460	$16,747	$3,939	$42,146

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2012 and 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Level 1 and 2 measurements:

Cash equivalents—time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

In 2011, 2012 and 2013, we recorded unrealized gains (losses) of $16.2 million, $(24.0) million and $4.7 million, respectively, on marketable securities, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2012 and 2013, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt and Equity Securities
	2012	2013
Balance at beginning of year	$5,454	$4,292
Total gains or (losses) (realized/unrealized)
included in earnings	(493)	985
included in other comprehensive income	—	1,212
Sale	(2,727)	(2,550)
Transfer into Level 3	2,058	—

Balance at end of year	$4,292	$3,939

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$(493)	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Realized and unrealized gains (or losses) included in income for 2012 and 2013 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated statements of operations within the following line items:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and	Recovery of loss on termination of third-party
Total gains (losses) included in earnings
for 2011	$—	$—	$665
for 2012	3,370	(493)	—
for 2013	985	—	—
Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2011	$(674)	$—	$—
for 2012	352	(493)	—
for 2013	1,212	—	—

The marketable equity securities were transferred from Level 2 to Level 3 in 2012 to reflect the fact of dwindled market transaction volume of the investee’s shares, and the auditors’ report on its interim financial statements including an explanatory paragraph about uncertainties regarding the investee’s ability to continue as a going-concern.

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method with unobservable inputs or adopting a market approach using observable inputs of guideline public companies that market participants would use in pricing the securities. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In 2011, 2012 and 2013, we recognized other-than-temporary impairments of $0, $493 thousand and $0, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees, and goodwill.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2012 and 2013 are summarized as below:

(in US$ thousands)	Fair Value measurement Using			Year Ended December 31,	Total Impairment
Assets	Level 1	Level 2	Level 3	2012	Losses
(a) Goodwill—Resulting from acquisition of FunTown	$—	$—	$16,934	$16,934	$12,489
(b) Intangible assets—Capitalized software cost	—	—	—	—	15
(c) Prepaid licensing and royalty fees	—	—	—	—	702
(d) Investments—Cost-method	—	—	—	—	700

Total	$—	$—	$16,934	$16,934	$13,906

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in US$ thousands)	Fair Value measurement Using			Year Ended December	Total Impairment Losses
Assets	Level 1	Level 2	Level 3	31, 2013
(a) Goodwill—Resulting from acquisition of FunTown and FingerRockz	$—	$—	$—	$—	$17,054
(b) Intangible assets—Trade name and Capitalized software cost	—	—	—	—	13,251
(c) Prepaid licensing and royalty fees	—	—	—	—	2,752

Total	$—	$—	$—	$—	$33,057

(a)	Impairment losses on goodwill which was determined to be impaired:

The fair value of the Asian online game reporting unit was determined based on the present value of estimated future net cash flows discounted at the weighted average cost of capital. In the 2012 goodwill impairment assessment, we estimated future net cash flow using management’s internally developed estimates and included a terminal value calculated using a long-term future growth rate of 0% based on analysis of the current and expected future economic conditions. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 7% and a weighted average cost of capital to discount these expected future cash flows of 17%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $16.9 million. Consequently, a goodwill impairment charge of $12.5 million was recognized in 2012.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In 2013, due to a continued slowdown in demand for our casual online games and the unexpected loss of a key licensed game, we experienced a significant decline in revenues and a negative operating margin in Taiwan from our previous future cash flow expectations from this reporting unit. Further, in the Fall of 2013 we went through an internal restructuring of our operations and made a business decision to transition from PC-based games to browser/mobile games and social casino games. Also our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the revised fair value of this reporting unit may be less than its carrying value, and the related recovery of the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, we developed our expected future net cash flows based on historical data and internally developed estimates as part of our updated long-term strategic plan and included a terminal value of $0. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 28% and a weighted average cost of capital to discount these expected future cash flows of 13%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $0. Consequently, a goodwill impairment charge of $17.1 million was recognized in 2013.

(b) Impairment losses on certain intangible assets which were determined to be impaired:

In 2012 and 2013, the trade name arising from the acquisition of FunTown and certain capitalized software development costs were fully written down, resulting in impairment charges of $15 thousand and $13.3 million, respectively, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge for the Trade name of FunTown is a result of our repositioning of it as described above, while the impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(c) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2012 and 2013, certain prepaid licensing and royalty fees were fully written down, resulting in impairment charges of $702 thousand and $2.8 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

(d) Impairment losses on certain cost method investments which were determined to be impaired:

In 2012, certain cost method investments were fully written down, resulting in an impairment charge of $700 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

Cost method and equity method investments are measured at fair value on a nonrecurring basis when declines in fair value are determined to be other-than-temporary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2012	2013
Cash and savings accounts	$61,217	$44,163
Time deposits	1,514	14,638

	$62,731	$58,801

We maintain cash and cash equivalents in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2012	2013
Taiwan	$59,195	$55,661
Hong Kong	2,809	2,956
Malaysia	100	133
PRC	626	—
Others	1	51

	$62,731	$58,801

NOTE 11. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2012	2013
Available-for-sale securities:
Equity securities	$17,773	$21,124
Open-end fund	—	336

	$17,773	$21,460

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

All of our Company’s marketable securities – current are classified as available-for-sale. As of December 31, 2012 and 2013, the balances of unrealized gains for marketable securities – current were $14.4 million and $17.9 million, respectively. During 2011, 2012 and 2013, realized gains from the disposal of marketable securities – current amounted to $535 thousand, $2.3 million, and $754 thousand, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 12. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2012	2013
Accounts receivable	$2,959	$2,082
Less: Allowance for doubtful accounts	(130)	(55)

	$2,829	$2,027

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2011, 2012 and 2013:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$842	$2,594	$130
Additions: Provision for bad debt expense	1,820	169	37
Less: Write-offs	(61)	(269)	(109)
Deconsolidation - IAHGames	—	(2,370)	—
Translation adjustment	(7)	6	(3)

Balance at end of year	$2,594	$130	$55

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 13. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2012	2013
Loans receivable – current	$3,437	$3,394
Less: Allowance for loans receivable – current	(3,437)	(3,394)
Deferred income tax assets – current, net (Note 25)	840	—
Other	161	293

	$1,001	$293

The following is a reconciliation of changes in our Company’s allowance for loans receivable – current during the years ended December 31, 2011, 2012 and 2013:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$5,057	$5,057	$3,437
Additions: Provision for bad debt expenses	—	—	—
Less: Writes-offs	—	(1,620)	—
Less: Reversal for collection of bad debt	—	—	(54)
Translation adjustment	—	—	11

Balance at end of year	$5,057	$3,437	$3,394

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 14. MARKETABLE SECURITIES – NONCURRENT

Marketable securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2012	2013
Available-for-sale securities
Debt securities	$2,727	$6,048
Equity securities	1,565	—

	$4,292	$6,048

Our Company’s marketable securities – noncurrent are invested in convertible preferred shares, corporate bonds and publicly-traded common shares and are classified as available-for-sale securities.

The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable based upon certain agreed-upon conditions.

The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments and therefore are not bifurcated from the preferred share investment.

We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

As of December 31, 2012 and 2013, the balances of unrealized gains for marketable securities – noncurrent were $0 and $1.2 million, respectively. During 2011, 2012 and 2013, realized gains from the disposal of marketable securities – non-current amounted to $5.8 million, $3.4 million and $985 thousand, respectively. Gains on disposal were based on the security’s average cost.

NOTE 15. INVESTMENTS

Investments consist of the following:

	December 31
(in US$ thousands)	2012	2013
Investments accounted for under the equity method	$5,223	$5,822

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) through July 31, 2012, a 40 percent equity interest investment, later diluted to 33.66 percent interest in Mangas Everest S.A.S. (“Mangas Everest”), which is engaged in the gaming software and service business (See Note 5 “Divestitures” for additional information); (b) through August 15, 2012, a 30 percent equity interest investment in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan (See Note 5 “Divestitures”, for additional information); (c) through August 31, 2011, a 100 percent equity interest investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia (See Note 4 “Acquisitions” for additional information); (d) from July 2012 to May 2013, a 20 percent equity interest investment in Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia (See Note 5 “Divestitures”, for additional information); and (e) an 18 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films. The investments in these companies amounted to $5.2 million and $5.8 million as of December 31, 2012 and 2013, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

As of December 31, 2011, our share of the underlying net assets of Mangas Everest exceeded the carrying value of our investment by $9.3 million. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Mangas Everest at the date the business was deconsolidated, compared to 40 percent of the total fair value of Mangas Everest as determined by BEG, the purchaser of the 60 percent interest.

In 2011 and 2012 (through July 31, 2012 when we sold the remaining 33.66 percent interest to BEG), we recognized our share of losses in Mangas Everest under the equity method of accounting which totaled $49.7 million, and $0, respectively, which resulted in a negative investment balance as of July 31, 2012. We charged this negative investment balance against the loan receivable that Mangas Everest had outstanding to us as of July 31, 2012. (See Note 26, “Related Party Transactions”, for additional information.)

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owned 100 percent of the common stock of Monsoon, prior to September 2011 we determined that Monsoon could not be consolidated by IAHGames due to the substantive participating rights that the game licensor had in Monsoon pursuant to Monsoon’s management agreement. In 2011 (through August 31, 2011), we recognized our share of gains under the equity method of accounting which totaled $230 thousand. (See Note 26, “Related Party Transactions”, for additional information.)

In September 2011, IAHGames, Monsoon and the game licensor entered a transition agreement to early terminate the previous agreement in which the abovementioned substantive participating rights were granted, effective August 31, 2011, and thus restored IAHGames’ full control in Monsoon. Therefore, starting September 1, 2011, we had consolidated Monsoon until July 2012 when we deconsolidated IAHGames. (See Note 4, “Acquisition”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. As we only retained a 20 percent ownership in IAHGames, upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method up to May 2013 when we sold the remaining interest in IAHGames to IAHGames’ management and MCIL. (See Note 5, “Divestitures” for additional information.)

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting since we have the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

NOTE 16. SHORT-TERM BORROWINGS

As of December 31, 2012 and 2013, unsecured short-term borrowings totaled $7.7 million and $4.4 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings was 1.42 percent for 2012, and ranged from 1.50 percent to 1.60 percent for 2013. The maturity dates fell in mid-January 2013 as of December 31, 2012 and in late January 2014 as of December 31, 2013. As of December 31, 2012 and 2013, the weighted-average interest rate on total short-term borrowings was 1.42 percent and 1.52 percent, respectively.

As of December 31, 2012 and 2013, the total amount of unused lines of credit available for borrowing under these agreements was approximately $6.9 million and $9.9 million, respectively.

During the period from January 2014 to March 2014, we repaid certain short-term borrowings totaling $11.9 million, and renewed short-term borrowing agreements totaling $11.9 million.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 17. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2012	2013
Accrued professional fees	$1,319	$740
Accrued royalties	967	128
Accrued advertising expenses	696	421
Accrued incentive to distributors	172	137
Accrued director compensation and liability insurance	513	424
Other	1,515	767

	$5,182	$2,617

NOTE 18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2012	2013
Income taxes payable	$1,381	$1,560
Deferred tax liabilities (Note 25)	2,207	1,987
Other	398	315

	$3,986	$3,862

NOTE 19. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2012 and 2013, the accumulated benefit obligation amounted to $429 thousand and $360 thousand, respectively, and the funded status of accrued pension liability amounted to $281 thousand and $170 thousand, respectively. The fair value of plan assets amounted to $291 thousand and $300 thousand as of December 31, 2012 and 2013, respectively. The accumulated other comprehensive income amounted to $2 thousand and $0 as of December 31, 2012 and 2013, respectively. The net periodic benefit cost (income) for 2011, 2012 and 2013 amounted to $(18) thousand, $30 thousand and ($77) thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2013 and 2012:

	December 31
(in US$ thousands)	2012	2013
Benefit Obligation	$572	$470
Fair value of plan assets	291	300

	$281	$170

Amounts recognized in the balance sheet consist of:
Noncurrent liabilities	$281	$170
Accumulated other comprehensive income	2	—

Net amount recognized	$279	$170

Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain	$2	$—

Weighted average assumptions used to determine benefit obligations for 2013 and 2012 were as follows:

	December 31
	2012	2013
Discount rate	1.75%	2.00%
Rate of compensation increase	1.50%	1.50%
Rate of return on plan assets	1.75%	2.00%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $17 thousand to the Fund in 2014. We do not expect to make any benefit payments through 2020.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $302), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.25 thousand (approximately $161). After the termination of employment, the benefits still belong to the employees in any circumstances.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2011, 2012, and 2013 were $896 thousand, $585 thousand, and $357 thousand, respectively.

NOTE 20. OTHER LIABILITIES – OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2012	2013
Deferred tax liabilities (Note 25)	$561	$—
Other	12	11

	$573	$11

NOTE 21. SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, that subsidiary had Class A preferred shares, which were owned by the noncontrolling shareholders. As August 15, 2012 when we deconsolidated IAHGames, these Class A preferred shares were valued at $1.3 million, and represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares was entitled to cumulative dividends at 10 percent per annum. The preferred shares were redeemable at the holder’s option at any time after the expiration of certain licensed games, and were convertible into ordinary shares at any time. Pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares were to be converted to ordinary shares of IAHGames at the acquisition date. The preferred shares were fully converted into ordinary shares by the closing date when we sold 60 percent of IAHGames. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required. However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of $321 thousand and $(469) thousand for the years ended December 31, 2011 and the period from January 1, 2012 to July 31, 2012, respectively, are included as a component of “net income (loss) attributable to the noncontrolling interest” in the consolidated statement of operations.

NOTE 22. EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2012 and 2013, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there were certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances. As of December 31, 2012 and 2013, our Company’s total restricted net assets, which included paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company had no legal ownership, were approximately $1.5 million and $0, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to $11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of $6.0 million. All of the treasury shares under this program were cancelled by the end of 2011.

NOTE 23. COMPREHENSIVE INCOME

The accumulated balances for each classification of other comprehensive income are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive income
Balance at January 1, 2011	$(22,554)	$22,243	$239	$(72)
Net current period change	(1,813)	22,466	69	20,722
Reclassification adjustments for gains reclassified into income	—	(6,299)	—	(6,299)

Balance at December 31, 2011	(24,367)	38,410	308	14,351
Net current period change	1,814	(18,339)	(323)	(16,848)
Reclassification adjustments for gains reclassified into income	—	(5,665)	—	(5,665)
Deconsolidation of subsidiaries	(217)	—	—	(217)

Balance at December 31, 2012	(22,770)	14,406	(15)	(8,379)
Net current period change	(801)	6,437	15	5,651
Reclassification adjustments for gains reclassified into income	864	(1,739)	—	(875)

Balance at December 31, 2013	$(22,707)	$19,104	$—	$(3,603)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2011, 2012 and 2013.

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2011	2012	2013
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	62	20	—
General and administrative expenses	1,103	159	219

Pre-tax stock-based compensation expense	1,165	179	219
Income tax (benefit) expense	(109)	(41)	27

Total stock-based compensation expense reported in continuing operations	$1,056	$138	$246

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2012 and 2013. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2013 and 2012, as our Company recorded a full allowance on net deferred tax assets as of December 31, 2013 and 2012.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(a) Overview of Stock-Based Compensation Plans

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been issued to employees under the 2009 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2013, no shares have been issued to employees under the 2010 ESPP.

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2013.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,703,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,217,333	(2)	immediately upon granting to four years	$0.8101~$16.60	$2.91~$16.01
2007 Plan	3,205,217	(3)	immediately upon granting to four years	$1.20~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	2,200,000	(5)	three years	$0.8101~$1.14	—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one and a half million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2011, 2012 and 2013, 0, 0 and 3,000 options were exercised, and cash received from the exercise of stock options was $0, $0 and $2 thousand, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2012 and 2013:

	2012	2013
Option term (years)	5.73	5.8
Volatility	59.76%~67.02%	59.46%~61.84%
Weighted-average volatility	62%	61%
Risk-free interest rate	0.885%~1.152%	0.930%~1.610%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.54	$0.60

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

Option transactions during the last three years are summarized as follows:

	2011		2012		2013
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.33	9,780	$2.13	9,493	$1.97	9,210
Options granted	1.06	1,060	0.96	2,070	1.09	620
Options exercised	—	—	—	—	0.79	(3)
Options Forfeited / canceled / expired	2.72	(1,347)	1.74	(2,353)	1.28	(604)

Balance at December 31	$2.13	9,493	$1.97	9,210	$1.95	9,223	3.00	$1,055

Exercisable at December 31	$2.19	7,754	$2.15	7,584	$2.13	7,770	1.87	$1,021

Vested and expected to vest at December 31	$2.13	9,493	$1.97	9,210	$1.95	9,223	3.00	$1,055

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2013 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2013. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2011, 2012, and 2013 were $0, $0, and $600 thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

As of December 31, 2013, there was approximately $348 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.16 years.

The following table sets forth information about stock options outstanding at December 31, 2013:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	6,188	1.88 years	Under $1	5,175
$1~$10	2,419	5.72 years	$1~$10	1,979
$10~$20	616	3.65 years	$10~$20	616

	9,223			7,770

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2011, 2012 and 2013 was $1.0 million, $0 and $0, respectively. The total fair value of RSUs vested during the years ended December 31, 2011, 2012 and 2013 was $0.2 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

As of December 31 2012 and 2013, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2011, 2012 and 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 25. INCOME TAXES

Loss from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2011	2012	2013
Taiwan operations	$(770)	$(14,871)	$(33,077)
Non-Taiwan operations	(66,865)	1,946	(1,605)

	$(67,635)	$(12,925)	$(34,682)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands )	2011	2012	2013
Taiwan operations	$33	$456	$248
Non-Taiwan operations	(278)	215	(187)

	$(245)	$671	$61

Our ultimate parent company is based in Singapore. It reported no pretax income or loss.

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

(in US$ thousands)	2011	2012	2013
Taiwan:
Current	$—	$410	$(131)
Deferred	33	46	379

	$33	$456	$248

Non-Taiwan:
Current	$(539)	$215	$(187)
Deferred	261	—	—

	$(278)	$215	$(187)

Total current income tax expense (benefit)	$(539)	$625	$(318)

Total deferred income tax expense (benefit)	$294	$46	$379

Total income tax provision (benefit)	$(245)	$671	$61

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

A reconciliation of our effective tax rate related to continuing operations to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2011	2012	2013
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	1.02%	(0.17%)	(3.71%)
Non-deductible items - impairment charges on goodwill	(1.82%)	(16.43%)	(10.39%)
Changes in unrecognized tax benefits	0.00%	0.00%	(4.12%)
Tax-exempted income in foreign jurisdictions	0.00%	0.00%	3.12%
Adjustment for prior year payable	0.00%	0.00%	0.55%
Change in valuation allowance	(21.70%)	(4.00%)	(10.17%)
Tax effect of earnings for equity method investees and certain subsidiaries	(0.02%)	(4.38%)	0.00%
Other	(0.99%)	(4.06%)	0.69%

Effective rate	0.34%	(5.19%)	(0.18%)

The provision (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2011, 2012 and 2013, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2012	2013
Net operating loss carryforwards	$3,248	$4,072
Loss on equity method investment	15,621	—
Share-based compensation	234	267
Intangible assets	354	738
Property, plant and equipment	100	86
Other	(275)	109

	19,282	5,272
Less: valuation allowance	(18,333)	(5,216)

Deferred tax assets—net	$949	$56

As of December 31, 2012 and 2013, $840 thousand and $0, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2012	2013
Depreciation and amortization	$255	—
Investment in affiliated companies, principally due to undistributed income	2,207	$1,987
Capitalized software development costs	306	56

Deferred tax liabilities	$2,768	$2,043

As of December 31, 2012 and 2013, $561 thousand and $0, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2011, 2012 and 2013 are as follows:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$7,402	$25,256	$18,333
Subsequent utilization of valuation allowance	(270)	(4)	(7)
Additions to valuation allowance	15,597	214	3,527
Divestitures	—	(7,026)	(16,616)
Acquisitions	2,491	—	—
Exchange differences	36	(107)	(21)

Balance at end of year	$25,256	$18,333	$5,216

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The Statutory losses would be deducted from undistributed earnings tax and were not subject to expiration from Taiwan operations.

As of December 31, 2013, we had net operating loss carryforwards available to offset future income, amounting to $20.1 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	9,975	indefinite
Taiwan	10,170	2020~2023

	20,145

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2011, 2012 and 2013 are as follows:

(in US$ thousands)	2011	2012	2013
Balance at beginning of year	$3,887	$4,714	$4,202
Increase related to prior year tax positions	965	573	706
Deconsolidation of IAHGames	—	(1,072)	—
Exchange differences	(138)	(13)	63

Balance at end of year	$4,714	$4,202	$4,971

As of December 31, 2011, 2012 and 2013, there were approximately $4.7 million, $4.2 million and $5.0 million of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2011, 2012 and 2013, $2.3 million, $2.8 million and $2.9 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2011, 2012 and 2013.

Our major tax jurisdictions are located in Taiwan. As of December 31, 2013, the income tax filings under tax jurisdictions located in Taiwan have been examined for the years through 2008 and for 2011, but we have filed appeals for the 2008 and 2011 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In 2011, 2012 and 2013, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. The income tax authority has made decisions on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, appending further response from the tax authority.

In 2011, our unrecognized tax benefits increased due to IAHGames. These unrecognized tax benefits primarily related to certain related party transactions.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is possible that a future examination will result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months; however management does not expect that the total amount of unrecognized tax benefit will change significantly within the next 12 months of December 31, 2013.

NOTE 26. RELATED-PARTY TRANSACTIONS

In 2011, to support our current operations we had short-term indebtedness from Waterland Financial Holdings (“Waterland”), a key manager of which was one of our directors. The largest amounts of outstanding short-term indebtedness to Waterland during the year ended December 31, 2011 was $1.7 million. As of December 31, 2012 and 2013, we did not have any indebtedness owed to Waterland.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at interest of 7 percent per annum. In addition, from September to December 2010, IAHGames, then one of our subsidiaries, loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the net book value of the loans receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 15, “Investments”. Upon the deconsolidation of IAHGames’ operations of in August 2012, the loans receivable were deconsolidated as well. (See Note 5, “Divestitures”, for additional information.)

During 2011, our Company entered into loan agreements in the aggregate of $5.2 million with Mangas Everest, with interest rates of 3 percent per annum. As of December 31, 2011, the net book value of this loan receivable was nil after being reduced in connection with absorbing additional losses of Mangas Everest (as discussed in more detail in Note 15, “Investments”) and considering the financial status of Mangas Everest, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward. Upon the closing of the sale of our remaining ownership in the gaming software and service business in August 2012, the rights and interest in and to the loan agreements were also assigned to BEG. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2016. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2013:

(in US$ thousands)	Amount
2014	$941
2015	754
2016	138

$1,833

Rental expense for operating leases amounted to $2.5 million, $1.8 million and $1.0 million for the years ended December 31, 2011, 2012 and 2013, respectively.

(b) Service agreement

We entered in to certain maintenance and out-sourcing service agreement in 2013 regarding our cloud business operations. The following table sets forth our future aggregate minimum payments required under this agreement as of December 31, 2013:

(in US$ thousands)	Amount
2014	$214
2015	251
2016	42

$507

The service fee under this agreement amounted to $111 thousand for the year ended December 31, 2013.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(c) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2013.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2014	$100	$100	$200
After 2014	5,300	1,500	6,800

	$5,400	$1,600	$7,000

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

(d) Guaranty

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from October 1, 2008 through September 30, 2014. Pursuant to the CIDC Lease, CIDC deposited approximately $690 thousand with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

In July 2012, we entered into an agreement with BEG to sell and assign our remaining ownership interest in and all rights and interests related to the shareholders loans to Mangas Everest (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by September 30, 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guaranty.

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guaranty within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guaranty has been constantly reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The leasee is current on its monthly payments through March 2014.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigation against us.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 28. SEGMENT INFORMATION

We currently have two operating segments: an Asian online game and service business segment, and a cloud service business segment (began in 2013). The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derives its revenues from providing cloud products and services to small-to-medium and larger enterprises.

Financial information for each operating segment was as follows as of and for the years ended December 31, 2011, 2012, and 2013:

Asian online
(in US$ thousands)	game and service
2011:
Segment profit or loss:
Net revenue from external customers	$34,367

Loss from operations	$(10,931)

Share-based compensation	$308

Impairment loss on intangible assets	$2,583

Impairment loss on prepaid licensing and royalty fees	$247

Impairment loss on goodwill	$5,097

Interest income	$492

Interest expense	$(50)

Gain on sales of marketable securities	$6,299

Foreign exchange loss	$(282)

Gain on equity method investments—net	$1,846

Impairment loss on marketable securities and investments	$13,327

Depreciation	$1,790

Amortization, including intangible assets	$2,251

Income tax expense	$859

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Asian online
(in US$ thousands)	game and service
2012:
Segment profit or loss:
Net revenue from external customers	$27,470

Loss from operations	$(12,271)

Share-based compensation	$199

Impairment loss on intangible assets	$15

Impairment loss on prepaid licensing and royalty fees	$702

Impairment loss on goodwill	$12,489

Contract termination costs	$49

Interest income	$9

Interest expense	$44

Gain on sales of marketable securities	$5,665

Foreign exchange gain	$55

Gain on equity method investments—net	$234

Impairment loss on marketable securities and investments	$1,193

Depreciation	$1,059

Amortization, including intangible assets	$2,181

Income tax expense	$710

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2013:
Segment profit or loss:
Net revenue from external customers	$14,106	$925	$15,031

Loss from operations	$(33,677)	$(1,218)	$(34,895)

Share-based compensation	$(225)	$69	$(156)

Impairment loss on intangible assets	$13,251	$—	$13,251

Impairment loss on prepaid licensing and royalty fees	$2,752	$—	$2,752

Impairment loss on goodwill	$17,054	$—	$17,054

Interest income	$9	$—	$9

Interest expense	$8	$—	$8

Gain on sales of marketable securities	$1,739	$—	$1,739

Foreign exchange gain	$236	$—	$236

Gain on equity method investments - net	$526	$—	$526

Depreciation	$336	$8	$344

Amortization, including intangible assets	$1,862	$42	$1,904

Income tax expense	$150	$78	$228

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2011	2012	2013
Income (loss) from operations:
Total segments	$(10,931)	$(12,271)	$(34,895)
Other**	(204)	7	—
Adjustment*	(8,794)	(8,310)	(3,592)

Total GigaMedia consolidated	$(19,929)	$(20,574)	$(38,487)

Share-based compensation
Total segments	$308	$199	$(156)
Adjustment*	857	(20)	375

Total GigaMedia consolidated	$1,165	$179	$219

Impairment loss on intangible
Total segments	$2,583	$15	$13,251
Adjustment*	—	—	—

Total GigaMedia consolidated	$2,583	$15	$13,251

Impairment loss on prepaid licensing and royalty fees:
Total segments	$247	$702	$2,752
Adjustment*	—	—	—

Total GigaMedia consolidated	$247	$702	$2,752

Interest income:
Total segments	$492	$9	$9
Adjustment*	270	274	229

Total GigaMedia consolidated	$762	$283	$238

Interest expense:
Total segments	$(50)	$44	$8
Adjustment*	476	203	41

Total GigaMedia consolidated	$426	$247	$49

Gain on sales of marketable
Total segments	$6,299	$5,665	$1,739
Adjustments*	—	—	—

Total GigaMedia consolidated	$6,299	$5,665	$1,739

Foreign exchange gain (loss):
Total segments	$(282)	$55	$236
Adjustments*	(83)	379	(191)

Total GigaMedia consolidated	$(365)	$434	$45

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(in US$ thousands)	2011	2012	2013
Gain (loss) on equity method investments—net:
Total segments	$1,846	$234	$526
Other**	(49,715)	—	—
Adjustment*	—	—	—

Total GigaMedia consolidated	$(47,869)	$234	$526

Impairment loss on marketable securities and investments:
Total segments	$13,327	$1,193	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$13,327	$1,193	$—

Depreciation:
Total segments	$1,790	$1,059	$344
Adjustments*	290	165	64

Total GigaMedia consolidated	$2,080	$1,224	$408

Amortization:
Total segments	$2,251	$2,181	$1,904
Adjustments*	63	23	3

Total GigaMedia consolidated	$2,314	$2,204	$1,907

Income tax expense (benefit):
Total segments	$859	$710	$228
Other**	(934)	37	—
Adjustments*	(170)	(76)	(167)

Total GigaMedia consolidated	$(245)	$671	$61

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2011, 2012 and 2013, the compensation related was approximately $4.3 million, $4.2 million and $2.1 million, respectively; accrued professional fees was approximately $2.3 million, $911 thousand and $125 thousand, respectively.
**	Other items relate to the results of operations arising from our non-controlling interest in the online gaming software and service business before we disposed of it in July 2012.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands) Geographic region / country	2011	2012	2013
Taiwan	$21,214	$18,744	$11,793
Hong Kong	5,061	4,703	3,239
Singapore	4,150	2,004	—
Malaysia	2,228	1,550	—
Thailand	1,447	204	—
Others	267	265	—

	$34,367	$27,470	$15,032

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands) Geographic region / country	December 31,
	2011	2012	2013
Taiwan	$2,375	$1,932	$1,657
PRC	763	—	—
Hong Kong	107	17	20
Singapore	551	—	—
Thailand	380	—	—
Other	112	—	—

	$4,288	$1,949	$1,677

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

NOTE 29. SUBSEQUENT EVENT

On April 10, 2014 (with supplemental modification on April 15, 2014), we entered into a short-term loan agreement on an arm’s-length basis with Wen He Investment Ltd. (“Wen He”) to finance its purchase from a third-party of 15 million common shares of a company in Taiwan. The amount of the loan is approximately $18.8 million, maturing on May 10, 2014, and carries an interest rate of 5% per annum. The term of the loan also requires that all of the shares so purchased by Wen He be pledged to us as collateral together with the personal guarantee of another major shareholder of the Taiwan company. We entered into this loan agreement because we believe it will support the growth of our online games business.